UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended June 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number: 000-16723

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Respironics, Inc.

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Respironics, Inc.

1010 Murry Ridge Lane

Murrysville, PA 15668-8525

REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Respironics, Inc. Retirement Savings Plan (the Plan). The pages referred to are the numbered pages in the Plan’s audited financial statements for the years ended June 30, 2003 and 2002.

Pages
Report of Independent Auditors	1
Audited Financial Statements and Supplemental Schedule	2-9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

By:	/s/ William R. Wilson

William R. Wilson
Plan Administrator

Dated: December 12, 2003

Respironics, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Years ended June 30, 2003 and 2002

Report of Independent Auditors

Plan Administrator

Respironics, Inc. Retirement Savings Plan

Murrysville, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Respironics, Inc. Retirement Savings Plan as of June 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

November 14, 2003

Respironics, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	June 30
	2003	2002

Assets
Investments, at fair value	$45,844,106	$34,599,274

Receivables:
Participants’ contributions	225,815	217,149
Employer’s contribution	262,342	1,834,729

	488,157	2,051,878

Liabilities
Participants’ refunds	5,247	11,898

Net assets available for benefits	$46,327,016	$36,639,254

See accompanying notes.

Respironics, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended June 30
	2003	2002

Net assets available for benefits at beginning of year	$36,639,254	$35,655,738

Contributions:
Participants’	5,459,924	4,654,998
Employer’s:
Cash	2,228,070	1,693,157
Stock	140,625	141,572

Transfers from other plans	2,936,753	—

Investment income	386,153	534,187

Net realized and unrealized appreciation (depreciation) in fair value of investments	1,304,742	(4,120,046)

Participant withdrawals	(2,768,505)	(1,920,352)

Net increase	9,687,762	983,516

Net assets available for benefits at end of year	$46,327,016	$36,639,254

See accompanying notes.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements

June 30, 2003

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Respironics, Inc. Retirement Savings Plan (the Plan) are maintained on the accrual basis.

Valuation of Investments

The fair value of the Plan’s investments in registered investment companies and common collective funds are based on quoted redemption values on the last business day of the plan year. Shares of Respironics, Inc. common stock are valued at the last trade price on the last business day of the plan year. Participant loans are valued at their outstanding unpaid principal balance, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The Plan is a defined contribution plan qualifying under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Contributions

Employees of Respironics, Inc. (the Company), upon date of hire, are eligible to participate and contribute to the Plan. An employee electing to participate in the Plan (a participant) may contribute from 1% to 30% of his or her compensation through payroll deductions. Prior to July 1, 2002, a participant’s contributions were limited to 15% of his or her compensation. The Plan sponsor matches 100% of participant contributions up to a maximum of 3% of the participant’s W-2 compensation, as defined by the Plan. The matching contribution is funded in cash on a biweekly basis among the available investment options based upon the election of each participant.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Discretionary contributions may be authorized by the Board of Directors of the Company. The amount of the discretionary contribution shall be determined by the Board of Directors. No discretionary contributions were made during 2003 or 2002.

Investments

Participants may elect to invest their salary deferral contributions in any one of the available investment funds or may split their contributions among these funds (including investments in Company stock). Individual accounts are established for each Plan participant and are credited for participant and Company contributions and an allocation of earnings based on the participant’s account balance.

Termination and Vesting

Participants become immediately vested in Company discretionary and matching contributions. For those active employees that participated in the Plan as of July 1, 2002, all previously unvested balances also became immediately vested. Prior to July 1, 2002, a participant became vested in Company contributions at the end of four years of credit services; participants who terminated as a result of normal retirement, death or disability became 100% vested at that time regardless of years of credited service. Upon termination of service, participants receive their entire salary deferral contributions and the Company’s discretionary and matching contributions through a lump-sum payment at termination or at a future date of their choosing.

Participants may elect to withdraw all or a portion of their account without terminating employment with the Company upon reaching age 59- 1/2, or under special hardship provisions.

Although the Company expects to continue the Plan indefinitely, it maintains the right to discontinue contributions and terminate the Plan. In the event of a termination of the Plan, each participant’s account balances would be distributed.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Loans

The Plan Administrator may authorize a loan to a participant for an amount up to 50% of the vested account balance of the participant. The minimum amount that may be borrowed is $1,000, and the maximum amount varies with the participant’s vested account balance, but cannot exceed $50,000. The plan administrator will determine a reasonable rate of interest for each loan upon consideration of the rate of interest then prevailing in the local community for similar loans, currently prime plus 1%. Loans are generally required to be repaid in five years in equal installments; however, the term of the loan may be extended if the intended use of the funds is to acquire a residence. A participant may have no more than three loans outstanding under the Plan at any time.

3. Plan Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	June 30
	2003		2002
PNC Investment Contract Fund	$6,274,852		$4,502,262
American Balanced Fund	6,044,437		4,520,408
Aim Basic Value Fund	6,681,830		5,721,423
Blackrock Intermediate Government Class A	2,355,782		1,259,869
Janus Adviser International Fund	2,000,990	*	1,915,686
Janus Adviser Worldwide Fund	2,365,140		2,142,764
Growth Fund of America	4,569,670		3,030,305
Invesco Dynamics K Fund	3,239,498		2,533,722
Respironics, Inc. common stock	6,001,151		5,356,231

* – Investment balance represents less than 5% of the Plan’s net assets and is shown for comparative purposes only.

All investments are participant directed.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Plan Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended June 30
	2003	2002
Registered investment companies	$537,338	$(4,770,165)
Common stock	478,636	623,062
Common collective funds	288,768	27,057

	$1,304,742	$(4,120,046)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 8, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Transactions with Parties-in-Interest

All administrative expenses of the Plan are paid by the Company.

6. Acquisition

On April 11, 2002, the Company acquired 100% of the outstanding common stock of Novametrix Medical Systems Inc. (Novametrix), a leading cardiopulmonary monitoring company that develops, manufactures, and markets proprietary state-of-the-art noninvasive monitors, sensors, and disposable accessories. Novametrix employees became eligible to participate in the Respironics, Inc. Retirement Savings Plan. On April 11, 2002, the Company’s Board of Directors approved the termination of the Novametrix Medical Systems Inc. 401(k) Savings and Retirement Plan (the Novametrix Plan). In connection therewith, the Company obtained a final determination letter from the Internal Revenue Service dated May 9, 2003 regarding this termination. In conjunction with these events, Novametrix employees either received a distribution from their plan or rolled their participant accounts into the Respironics, Inc. Retirement Savings Plan.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

6. Acquisition (continued)

At various times from August 2002 through June 30, 2003, the accounts of former participants in the Novametrix Plan were transferred into the Respironics, Inc. Retirement Savings Plan. Additionally, $167,000 was transferred to the Plan after June 30, 2003.

Respironics, Inc. Retirement Savings Plan

EIN: 25-1304989            Plan Number: 001

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

June 30, 2003

Identity of Issue, Borrower, or Similar Party	Number of Shares/ Units	Market Value
PNC Funds*:
PNC Investment Contract Fund	2,471,387	$6,274,852
Blackrock Intermediate Government Class A	217,524	2,355,782
Blackrock Managed Income Class A	126,617	1,387,726
PNC Moderate Profile Fund	35,107	571,111
PNC Balanced Profile Fund	32,013	540,824
PNC Growth Profile Fund	62,123	1,002,062

American Balanced Fund	385,979	6,044,437
Fidelity Advisor Value	35,462	860,302
Invesco Dynamics K Fund	263,374	3,239,498
Janus Adviser International Fund	104,002	2,000,990
Janus Adviser Worldwide Fund	103,146	2,365,140
Federated Max-Cap Index	15,171	298,721
Aim Basic Value Fund	269,646	6,681,830
Growth Fund of America	216,469	4,569,670
MFS Value	29,642	521,994

Respironics, Inc. common stock*	161,191	6,001,151
Respironics Liquidity Fund*	33,095	33,095
Participant loans (interest rates: 5.25%-5.75%)*		1,094,921

		$45,844,106

*Indicates a party-in-interest.

Respironics, Inc.

Retirement Savings Plan

Annual Report on Form 11-K

For the Fiscal Year Ended June 30, 2003

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1	Consent of Independent Auditors, filed herewith.

Exhibit No. 1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-16721) pertaining to the Respironics, Inc. Retirement Savings Plan of our report dated November 14, 2003, with respect to the financial statements and schedule of the Respironics, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended June 30, 2003.

/s/ Ernst & Young LLP

December 9, 2003

Pittsburgh, Pennsylvania